UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-42823

Fitness Champs Holdings Limited

(Registrant’s name)

7030 Ang Mo Kio Street, Avenue 5, #04-48,

North Star@AMK, Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file Extraordinary reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

The extraordinary general meeting (the “Meeting”) of Fitness Champs Holdings Limited (the “Company”) was held on March 20, 2026 at 10:00 a.m. (Singapore time) at 7030 Ang Mo Kio Street, Avenue 5, #04-48, Singapore.

Effective from February 12, 2026, the Company’s authorized share capital became US$500,000 divided into: (a) 5,333,333,333.33° Class A Ordinary Shares of a nominal or par value of US$0.000075 each; (b) 666,666,666.66° Class B Ordinary Shares of a nominal or par value of US$0.000075 each; and (c) 666,666,666.66° Preferred Shares of a nominal or par value of US$0.000075 each (the “March Share Consolidation”). As reported on Form 6-K filed on March 18, 2026, the March Share Consolidation had a marketplace effective date of March 23, 2026.

At the close of business on February 24, 2026, the record date for the determination of shareholders entitled to vote (the “Record Date”) and taking into account the March Share Consolidation, there were 552,810 Class A Ordinary Shares issued and outstanding, each being entitled to one vote, and 580,524 Class B Ordinary Shares issued and outstanding, each being entitled to fifty votes. Holders of 90,067 Class A Ordinary Shares and 580,524 Class B Ordinary Shares of the Company as of the Record Date were present in person or by proxy at the Meeting and constituted a quorum.

At the Meeting, the shareholders of the Company voted for the following resolutions, pursuant to the accompanying voting results:

Resolution 1:	RESOLVED AS AN ORDINARY RESOLUTION, THAT:

(A)	a share consolidation of the Company’s all issued and unissued shares of whatever classes and series was approved at a ratio of not less than one(1)-for-two (2) and not more than one (1)-for-two-hundred-fifty (250) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(B)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

Voting Results:

FOR	AGAINST	ABSTAIN
5,975 Class A Ordinary Shares	84,087 Class A Ordinary Shares	5 Class A Ordinary Shares
580,524 Class B Ordinary Shares	0 Class B Ordinary Shares	0 Class B Ordinary Shares

Of the total number of votes cast, 99.71% voted “FOR,” 0.29% voted “AGAINST,” and <0.1% voted “ABSTAIN.”

Ordinary Resolution 1 passed.

Resolution 2:

RESOLVED AS AN ORDINARY RESOLUTION, THAT:

Each of the directors and officers of the Company is authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Voting Results:

FOR	AGAINST	ABSTAIN
15,114 Class A Ordinary Shares	74,937 Class A Ordinary Shares	16 Class A Ordinary Shares
580,524 Class B Ordinary Shares	0 Class B Ordinary Shares	0 Class B Ordinary Shares

Of the total number of votes cast, 99.74% voted “FOR,” 0.26% voted “AGAINST,” and <0.1% voted “ABSTAIN.”

Ordinary Resolution 2 passed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fitness Champs Holdings Limited

Date: March 23, 2026	By:	/s/ Joyce Lee Jue Hui
	Name:	Joyce Lee Jue Hui
	Title:	Chief Executive Officer & Executive Director